NOVAGOLD RESOURCES INC.
(the “Corporation”)
Annual General Meeting of Shareholders
May 28, 2008

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	78,761,333
Total issued and outstanding Common Shares as at record date:	105,161,311
Percentage of issued and outstanding Common Shares represented:	74.90%

General Business

1.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

Patrick G. Downey
Tony S. Giardini
Kalidas V. Madhavpeddi
Gerald J. McConnell
Cole E. McFarland
Clynton R. Nauman
James L. Philip
Rick Van Nieuwenhuyse

2.

PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

No other business was voted upon at the Meeting.

Dated: May 29, 2008